January 21, 2021

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GraniteShares Platinum Trust
Registration Statement on Form S-1
File No. 333-252016

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GraniteShares Platinum Trust (the “Trust”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on January 22, 2021 at 10:00 a.m. ET, or as soon thereafter as practicable.

[The remainder of this page has been intentionally left blank.]

Sincerely,

GRANITESHARES PLATINUM TRUST

By:	GraniteShares LLC, its Sponsor

By:	/s/ William Rhind
Name:	William Rhind
Title:	Chief Executive Officer and Chief Financial Officer